                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          BLACK WARRIOR WIRELINE CORP.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    092260504
                                 (CUSIP NUMBER)

                                JOHN L. THOMPSON
                        ST. JAMES CAPITAL PARTNERS, L.P.
                          C/O ST. JAMES CAPITAL CORP.
                          4295 SAN FELIPE, SUITE 200
                              HOUSTON, TEXAS 77027
                                 (713) 871-0799
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 9, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT.   [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 458144102                   13D/A


--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |   ST. JAMES CAPITAL CORP.  76-0478200
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |   N/A
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |                                                            Delaware
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |                                      24,627,159
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |                                               0
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |                                      24,627,159
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |                                               0
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |                                                          24,627,159
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *               [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |                                                                66.3%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |                                                                  CO
--------------------------------------------------------------------------------


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

ITEM 1. Security and Issuer.

This statement constitutes Amendment No. 2 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 16, 1998, (the "Original Filing"), with respect to shares of the common stock, par value $.0005 per share (the "Common Stock"), of Black Warrior Wireline, Corp., a Delaware corporation ("BWWC") of 3748 Highway #45 North, Columbus, Mississippi 39701, beneficially owned by St. James Capital Partners, L.P., a Delaware partnership (the "Partnership"). This Amendment No. 2 reflects certain material changes in the information set forth in the Original Filing.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

ITEM 2. Identity and Background.

Item 2 is hereby amended in its entirety to read as follows:

(a)-(c) This Statement is filed by St. James Capital Corp., a Delaware corporation ("SJCC"). SJCC is the sole general partner of St. James Capital Partners, L.P., a Delaware limited partnership ("SJCP"), and SJCC's principal business is the conduct of the operations and business of SJCP. SJCP's principal business is merchant banking. The principal business offices of SJCC and SJCP is 4295 San Felipe., Suite 200, Houston, Texas 77027. The directors of SJCC are Charles Underbrink and John Thompson, and its executive officers are John Thompson, CEO and President. The business address of each of the executive officers and directors is 4295 San Felipe, Suite 200, Houston, Texas 77027.

      (d)-(e) During the five years prior to the date hereof, none of SJCC nor, to the best of its knowledge, any executive officer or director of SJCC (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect or such laws.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

On February 9, 2001, SJCP acquired warrants to purchase 400,000 shares of BWWC Common Stock. These warrants were issued by BWWC to SJCP is consideration of SJCP's agreement to be bound by the terms of Section 3.2.1 of the First Amendment to Loan and Security Agreement between Coast Business Credit and BWWC dated January 29, 2001. The warrants have an exercise price of $0.75 per share.

On September 14, 2001 SJCP and BWWL agreed to amend the maturity dates of the outstanding Notes to December 31, 2004 and to amend the interest rates on the Notes to 15%.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 16, 2001


                                         ST. JAMES CAPITAL CORP.

                                         By: /s/ JAMES H. HARRISON
                                         Name:   James H. Harrison
                                         Title:  Vice President

                                         ST. JAMES CAPITAL PARTNERS, L.P.
                                         By: ST. JAMES CAPITAL CORP.,
                                         General Partner

                                         By: /s/ JAMES H. HARRISON
                                         Name:   James H. Harrison
                                         Title:  Vice President




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